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May 16, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthways, Inc. (the “Company”)
Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed May 1, 2014 by North Tide Capital Master, LP, North Tide
Capital, LLC, Conan J. Laughlin, Edwin “Mac” Crawford,
Bradley S. Karro, and Paul H. Keckley
Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12
Filed April 1, 2014
File No. 000-19364

Dear Mr. Reynolds:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 6, 2014 (the “Staff Letter”) with regard to the above-referenced matters. We have reviewed the Staff Letter with North Tide Capital Master, LP and the other participants in the solicitation (collectively, “North Tide”), and we provide the following response on North Tide’s behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

General

1.
We note disclosure in the revised preliminary proxy statement filed by Healthways, Inc. on May 2, 2014 that “[o]n December 20, 2013, Mr. Ballantine had a telephone conversation with Mr. Laughlin in which Mr. Laughlin … expressed his intent to nominate a slate of directors for election at the 2014 Annual Meeting of Stockholders.” We also note the Item 4 disclosure in the Schedule 13D filed by North Tide Capital Master, LP on October 28, 2013, which was not amended to reflect any such intent until January 14, 2014. Please advise us when North Tide Capital Master, LP determined it would nominate a slate of directors and how it considered its obligations under Exchange Act Rule 13d-2 at that time. Please refer to Compliance and Disclosure Interpretations, Regulation 13D-G, Question 110.06, which is available on our website.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 16, 2014

We acknowledge the Staff’s comment and, on a supplemental basis, advise the Staff that Conan Laughlin’s recollection of the December 20, 2013 telephone conversation between Messrs. Laughlin and Ballantine (the “December Conversation”) differs materially from the Company’s record.  According to Mr. Laughlin’s recollection of the December Conversation, during this conversation Mr. Laughlin did not express any specific intent to nominate a slate of directors for election at the Company’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”), as no such specific intent had been formed at, or prior to, that time.  Instead, Mr. Laughlin recalls discussing with Mr. Ballantine that if the Board did not acknowledge the need for change or act upon the recommendations outlined in North Tide’s December 2, 2013 letter to the Board, as disclosed in North Tide’s Amendment No. 2 to Schedule 13D and incorporated by reference into Item 4 thereof, then North Tide would evaluate all of its options, including but not limited to, nominating a slate of directors. Neither Mr. Laughlin nor North Tide had formed a specific intent to nominate a slate of directors for election at the 2014 Annual Meeting until just prior to North Tide Capital’s delivery of a letter to the Board on January 14, 2014 (the “January Letter”), in which North Tide Capital expressed its discontentment with the Board’s performance and its intention to pursue all available options to effect necessary leadership change at the Company. We believe that the content of the January Letter was sufficiently and timely disclosed in Amendment No. 3 to Schedule 13D filed by North Tide Capital Master, LP on January 14, 2014.

In addition, we believe that any and all conversations or correspondences with the Company leading up to the January Letter were within the scope of the intents and purposes described in the Schedule 13D filed by North Tide Capital Master, LP on October 28, 2013, in which  North Tide Capital provided that it, and the other reporting persons therein, “may, at their discretion, initiate discussions with the Board of Directors of the [Company] regarding the performance of the [Company’s] management team and/or other matters concerning the management of the [Company]” and “reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the [Company] at any time and from time to time”.

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The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman, Esq.